

August 15, 2012

Via Email
John Kunze
President and Chief Executive Officer
Xoom Corporation
100 Bush Street, Suite 300
San Francisco, CA 94104

> **Re: Xoom Corporation**
> **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
> **Submitted August 1, 2012**
> **CIK No. 0001315657**

Dear Mr. Kunze:

We have reviewed your amended confidential draft registration statement and response letter dated August 1, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Company Overview, page 1

1. We note that you have delivered supplemental materials to the staff in connection with your response to comment 5 of our letter dated July 25, 2012. Please either submit a request for confidential treatment of these materials pursuant to Rule 83, or file the supplemental materials as correspondence on EDGAR when you publicly file the registration statement.

2. We note your revisions made in response to prior comment 6 of our letter dated July 25, 2012. In order to provide investors with a balanced view of your history of growth and the challenges you face, please briefly discuss the reasons for the losses, including higher selling expenses or other investments you made in "growing your revenue."

The Offering

Registration Rights, page 6

3. We note your response to comment 9 of our letter dated July 25, 2012 with respect to our request that you revise to state how many shares of common stock will be subject to registration rights after the closing of the offering. Revise this section to disclose the total number of common shares, including converted preferred shares (when the ratio is known), that will have registration rights after the offering. For the shares excluded from the total, please explain why you have excluded those shares.

4. We note your response to comment 10 of our letter dated July 25, 2012. Please confirm that you will include the exact ratio of the reverse stock split in a pre-effective amendment to the registration statement.

Risk Factors

5. We note your disclosure on page 78 you have little recourse for ACH reversals due to criminal fraud. Please provide appropriate risk factor disclosure regarding this risk.

We are an "emerging growth company" and we cannot be certain…, page 31

6. We note your response to comment 13 of our letter dated July 25, 2012. Please revise to further explain to investors that they may be impacted not only as a result of market perceptions of emerging growth companies, but also as a result of the reduced amount of disclosure that emerging growth companies, including Xoom, must provide.

Capitalization, page 45

7. We note your response to comment 17 of our letter dated July 25, 2012 that you are conducting the automatic conversion pursuant to the terms of your certificate of incorporation as currently in effect. Please revise to add a description of the provision that requires such conversion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics

Active Customers, page 53

8. In your response to prior comment 22 or our letter dated July 25, 2012, you state that any customer, including a new customer, who has a transaction during the prior 12 month period is an "active customer." You go on to state that your "active customers average more than two transactions per quarter." Please tell us, with a view towards improved disclosure, the actual number of transactions per active customer per quarter and clarify whether your data accounts for groups of customers who have high transaction volumes

compared to less frequent users of your service. For instance, please explain whether your data accounts for customers who use your service weekly compared to less frequent users.

Liquidity and Capital Resources, page 63

9. We note your revised disclosure in response to comment 27 of our letter dated July 25, 2012. However, as you note in your risk factor disclosure, your period end balances may not reflect your average liquidity, due to your need to provide additional liquidity during weekends and holiday periods. Please revise this section so that you present investors with analysis that explains the amount that period end balances have varied from your average cash position.

Common Stock Valuations, page 69

10. Please tell us what industry peers you looked to in determining the value of your common stock. Also, tell us what the market multiples of your peers were and how you extrapolated them to your common stock.

11. Please revise to disclose how you incorporated a terminal value into your discounted cash flow analysis used under the income approach.

12. Please revise to clarify why the PWERM approach does not capture a marketability discount such that a one is required to be applied to the fair value determined under that approach.

Business

Company Overview, page 75

13. We note your response to prior comment 7 of our letter dated July 25, 2012 with respect to the fees that you charge your customers. In order for investors to better appreciate the revenues generated based upon your transaction volume, please revise this section to disclose, for each of the countries that you have identified as significant recipient countries (specifically India, Mexico and the Philippines), the fees charged for each type of funding source, disbursement currency and transaction size.

14. We note your response to comment 33 of our letter dated July 25, 2012. Please revise to provide a breakdown of the revenues generated from your major foreign markets and to show how such revenues in each significant foreign market compare to your revenues overall. Please refer to Item 101(d)(i)(c) of Regulation S-K.

Our Competitive Strengths, page 80

15. We note that you set your foreign exchange rates daily based on your average per-transaction revenue targets. We note also that you state on page 2 that your target

spreads range from 1% to 3% of a transaction's principal send amount. Please revise to more fully describe how the rates are calculated to reflect your revenue targets. Include specific examples in your revised disclosure. Make conforming changes to your summary disclosure on page 3 based upon your response.

Regulation, page 85

16. We note your response to comment 37 of our letter dated July 25, 2012. In order for investors to better understand the impact of the MTSS rules and the new reporting regime, please revise your disclosure to discuss the cost of the new regime and management's view of the impact of the regime on your ability to operate in India at your current levels.

Consolidated Financial Statements, page F-1

17. Please revise the face of the consolidated balance sheets to disclose that accounts receivable are reported net of a valuation allowance.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Paul Cline at (202) 551-3851 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or Christian Windsor at (202) 551-3419 with any other questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief